FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of May, 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  July 14, 2005

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  July 14, 2005

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:  July 14, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------


Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited

Period 1 May 2005 - 31 May 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.



Mortgage Loans

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Number of Mortgage Loans in Pool                      319,549

Current Balance - Trust Mortgage Assets         (GBP)30,055,265,253

Current Balance - Trust Cash and other Assets   (GBP)1,541,513,562

Last Months Closing Trust Assets                (GBP)32,841,418,990

Funding share                                   (GBP)18,607,050,762

Funding 2 share                                 (GBP)8,237,517,977

Funding and Funding 2 share                     (GBP)26,844,568,739

Funding and Funding 2 Share Percentage                84.96%

Seller Share*                                   (GBP)4,752,210,076

Seller Share Percentage                               15.04%

Minimum Seller Share (Amount)*                  (GBP)1,962,886,398

Minimum Seller Share (% of Total)                      6.21%

Excess Spread last quarter annualised (% of Total)     0.45%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
                      Number     Principal (GBP) Arrears (GBP) By Principal (%)

< 1 Month             313,877    29,511,869,773       0          98.19%

> = 1 < 3 Months       4,713       457,511,699    4,074,877       1.52%

> = 3 < 6 Months        750        69,506,259     1,563,607       0.23%

> = 6 < 9 Months        191        14,941,786      616,366        0.05%

> = 9 < 12 Months       15          1,234,552      73,726         0.00%

> = 12 Months            3           201,184       26,383         0.00%

Total                 319,549    30,055,265,253   6,354,959      100.00%
------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                      Number        Principal (GBP)  Arrears (GBP)

Total (since inception) 451           31,104,592       1,527,244
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Properties in Possession                                168

Number Brought Forward                                  102

Repossessed (Current Month)                             66

Sold (since inception)                                  283

Sold (current month)                                    41

Sale Price / Last Loan Valuation                       1.05

Average Time from Possession to Sale (days)             134

Average Arrears at Sale                             (GBP)3,130

Average Principal Loss (Since inception)*            (GBP)331

Average Principal Loss (current month)**            (GBP)1,302

MIG Claims Submitted                                     7

MIG Claims Outstanding                                   0

Average Time from Claim to Payment                      41
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                        Number      Principal (GBP)

Substituted this period                   0             (GBP)0

Substituted to date
    (since 26 March 2001)            631,014   (GBP)56,601,148,674
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                                     % of CPR

Current Month % of CPR - Removals*                    51.90%

Previous Month % of CPR - Removals*                   60.70%

Current Month % of CPR - Non-Removals**               48.10%

Previous Month % of CPR - Non-Removals**              39.30%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

------------------------------------------------------------------------------
                                        Monthly     Annualised

Current Month CPR Rate - Total           4.85%        44.95%

Previous Month CPR Rate - Total          4.91%        45.31%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months           23.81

Weighted Average Remaining Term (by value) Years       20.81

Average Loan Size                                   (GBP)94,055

Weighted Average LTV (by value)                       75.18%

Weighted Average Indexed LTV (by value)               68.11%

Non Verified (by value)                               41.10%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                               50.56%

Together (by balance)                                 22.21%

Capped (by balance)                                    0.56%

Variable (by balance)                                 23.07%

Tracker (by balance)                                   3.60%

Total                                                 100.0%
------------------------------------------------------------------------------

Geographic Analysis
------------------------------------------------------------------------------
                      Number          % of Total    Value (GBP)   % of Total

East Anglia            6,303             1.97%      599,551,298      1.99%

East Midlands         22,436             7.02%     1,914,126,232     6.37%

Greater London        38,353            12.00%     5,852,521,657    19.47%

North                 33,677            10.54%     2,097,072,321     6.98%

North West            42,572            13.32%     3,246,181,283    10.80%

Scotland              41,830            13.09%     2,867,210,248     9.54%

South East            47,241            14.78%     6,061,773,040    20.17%

South West            20,430             6.39%     2,161,097,434     7.19%

Wales                 13,193             4.13%     1,007,909,429     3.35%

West Midlands         20,903             6.54%     1,859,534,455     6.19%

Yorkshire             32,611            10.21%     2,388,287,857     7.95%

Total                 319,549            100%     30,055,265,253     100%
------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------
                                        Number      Value (GBP)   % of Total

0% < 25%                                11,695      452,618,246      1.51%

> = 25% < 50%                           38,613     2,915,864,771     9.70%

> = 50% < 55%                           12,237     1,122,724,236     3.74%

> = 55% < 60%                           13,281     1,286,805,976     4.28%

> = 60% < 65%                           15,381     1,572,868,311     5.23%

> = 65% < 70%                           18,691     1,917,212,530     6.38%

> = 70% < 75%                           24,375     2,552,877,900     8.49%

> = 75% < 80%                           24,639     2,841,291,777     9.45%

> = 80% < 85%                           40,479     4,464,927,503    14.86%

> = 85% < 90%                           38,384     3,886,169,597    12.93%

> = 90% < 95%                           57,890     4,938,384,652    16.43%

> = 95% < 100%                          23,325     2,062,896,180     6.86%

> = 100%                                  559       40,623,573       0.14%

Total                                   319,549   30,055,265,253    100.0%
------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------
                                        Number      Value (GBP)   % of Total

Endowment                               22,617     1,737,826,424     5.78%

Interest Only                           57,192     8,338,496,627    27.74%

Pension Policy                            548       55,400,724       0.18%

Personal Equity Plan                      983       73,417,509       0.24%

Repayment                               238,209   19,850,123,968    66.05%

Total                                   319,549   30,055,265,253    100.00%
------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------
                                        Number      Value (GBP)   % of Total

Full Time                               278,206   24,660,263,930    82.05%

Part Time                                4,150      271,054,838      0.90%

Retired                                   447       14,001,056       0.05%

Self Employed                           33,656     4,955,774,062    16.49%

Other                                    3,090      154,171,367      0.51%

Total                                   319,549   30,055,265,253    100.00%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                     6.84%

Effective Date of Change                         1 September 2004
------------------------------------------------------------------------------

Notes   Granite Master Issuer plc - Series 2005-1

------------------------------------------------------------------------------
                    Outstanding         Rating      Reference Rate   Margin
                                   Moodys/S&P/Fitch
Series 1

A1                 $685,714,000       Aaa/AAA/AAA      3.04%         0.04%

A2              (euro) 857,142,000    Aaa/AAA/AAA      2.18%         0.04%

A3                $1,100,000,000      Aaa/AAA/AAA      3.13%         0.08%

A4                $1,100,000,000      Aaa/AAA/AAA      3.15%         0.10%

A5             (euro) 1,500,000,000   Aaa/AAA/AAA      2.23%         0.09%

A6               (GBP)750,000,000     Aaa/AAA/AAA      5.11%         0.12%

B1                 $60,500,000         Aa3/AA/AA       3.18%         0.13%

B2               (euro) 80,000,000     Aa3/AA/AA       2.33%         0.19%

B3                (GBP)55,000,000      Aa3/AA/AA       5.18%         0.19%

M1                 $65,000,000          A2/A/A         3.28%         0.23%

M2               (euro) 79,000,000      A2/A/A         2.42%         0.28%

M3                (GBP)55,000,000       A2/A/A         5.27%         0.28%

C2              (euro) 139,000,000   Baa2/BBB/BBB     2.696%         0.56%

C3                (GBP)60,000,000    Baa2/BBB/BBB      5.55%         0.56%
------------------------------------------------------------------------------

Notes   Granite Master Issuer plc - Series 2005-2

------------------------------------------------------------------------------
                    Outstanding         Rating      Reference Rate   Margin
                                   Moodys/S&P/Fitch
Series 1

A1                $975,000,000.00     Aaa/AAA/AAA      3.12%         0.04%

A2              (GBP)200,000,000.00   Aaa/AAA/AAA      4.92%         0.05%

A3             (euro) 660,000,000.00  Aaa/AAA/AAA      2.18%         0.05%

A4                $800,000,000.00     Aaa/AAA/AAA      3.37%         0.08%

A5             (euro) 800,000,000.00  Aaa/AAA/AAA      2.27%         0.14%

A6               $1,250,000,000.00    Aaa/AAA/AAA      3.42%         0.13%

A7              (GBP)530,200,000.00   Aaa/AAA/AAA      5.03%         0.16%

A8              (GBP)250,000,000.00   Aaa/AAA/AAA      5.03%         0.16%

B1                $90,000,000.00       Aa3/AA/AA       3.43%         0.14%

B2             (euro) 62,000,000.00    Aa3/AA/AA       2.33%         0.20%

B3              (GBP)35,100,000.00     Aa3/AA/AA       5.07%         0.20%

M1                $95,000,000.00        A2/A/A         3.53%         0.24%

M2             (euro) 70,000,000.00     A2/A/A         2.43%         0.30%

M3              (GBP)28,100,000.00      A2/A/A         5.19%         0.32%

C1                $90,000,000.00     Baa2/BBB/BBB      3.79%         0.50%

C2             (euro) 131,700,000.00 Baa2/BBB/BBB      2.68%         0.55%
------------------------------------------------------------------------------

Credit Enhancement

------------------------------------------------------------------------------
                                                          % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)           (GBP)542,329,266    6.46%

Class C Notes ((GBP) Equivalent)                 (GBP)296,552,943    3.53%
------------------------------------------------------------------------------

                                                            % of Funding 2 Share

------------------------------------------------------------------------------
Class B and M Notes ((GBP) Equivalent)           (GBP)542,329,266    6.58%

Class C Notes ((GBP) Equivalent)                 (GBP)296,552,943    3.60%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Programme Reserve Required Percent                                   1.65%

Programme Reserve Required Amount                (GBP)138,563,551    1.68%

Balance Brought Forward                           (GBP)72,116,455    0.88%

Drawings this Period                                  (GBP)0         0.00%

 *Additions this period                           (GBP)66,447,096    0.81%

Excess Spread this Period                             (GBP)0         0.00%

Current Balance of Funding 2 &
   Granite Master Issuer Reserve Fund           (GBP)138,563,551     1.68%
------------------------------------------------------------------------------
* The additional amount of (GBP)66.5m is in respect of the addition of Series 2005-2.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)8 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)8 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.